

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 10, 2009

Via Mail and Fax

Katherine L. Scherping
Chief Financial Officer and Treasurer
Red Robin Gourmet Burgers, Inc.
6312 S. Fiddler's Green Circle, Suite 200N
Greenwood, CO 80111

> **RE: Red Robin Gourmet Burgers, Inc.**
> **File Number: 000-49916**
> **Form 10-K for the Year Ended December 28, 2008**
> **Form 8-K Furnished August 13, 2009**

Dear Ms. Scherping:

We have reviewed your correspondence dated November 19, 2009 and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 28, 2008

Management's Discussion and Analysis
Liquidity and Capital Resources, page 36

1. Refer to your response to our prior comment number 7. In your proposed disclosure regarding your working capital deficit, you state that rapid turnover results in limited investment in inventories, and cash from sales is usually received before related accounts payable for food, supplies, and payroll become due. It does not appear that these factors, in and of themselves, would cause a working capital deficit. For example, receiving cash from customers before paying vendors would not, in and of itself, cause a deficit. Rather, it would appear that the subsequent use of this cash from customers for investing and financing needs would be the actual cause of the deficit. Therefore, please revise your proposed disclosure to discuss the effect of your significant working capital deficit on your cash flows and liquidity requirements and how you manage such deficit.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 51

2. Refer to your response to our prior comment number 10 in regard to your assertion that your individual company owned restaurants are not businesses. It appears to us that your individual restaurants represent an integrated set of activities and assets that are capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants, pursuant to the definition of a business contained in the glossary of ASC 805-10-20 as referenced by ASC 350-20-35-34. We base this on: (1) you generate revenues from consumers directly through your restaurants; (2) each restaurant consists of inputs (e.g., employees, assets, intangible assets and/or intellectual property (such as, branding, trade name and logo, trade marks, service marks), ability to obtain access to necessary materials) and processes applied to those inputs (whether provided directly by the restaurants, obtained from a central company function or obtained from or through an independent third party) that have the ability to create outputs (refer to ASC 805-10-55-4 in regard to inputs, processes and outputs); (3) it does not appear that the operation of an individual restaurant is dependent upon the operation of one or more of your other restaurants; and (4) that you have a number of restaurants under franchise and one under a management contract that operate separately from you but yet appear to generate revenues and represent businesses for their respective owners. Moreover, we believe that consideration of factors related to separation of the restaurants appears to be relevant only in the context of exchange, transfer or business combination transactions. Based on all of the preceding, it appears to us that each of your individual restaurants represents a business. Please advise.

Note 4. Restaurant Impairment and Planned Closures, page 59

3. Refer to your response to our prior comment number 11. In connection with the preceding comment, we believe it is appropriate to attribute goodwill to company owned restaurants that have been closed and pending closure in compliance with to ASC 350-20-35-52 and 53 with associated adjustment to the balance of goodwill on a prospective basis beginning in fiscal 2009. Please advise.

Form 8-K Furnished August 13, 2009
Reconciliation of Non-GAAP Restaurant-Level Operating Profit, page 9

4. Refer to your response to our prior comment number 14. Please note that disclosure of substantive justification specific to your circumstances in regard to non-GAAP measures in compliance with Item 10(e)(1)(i)(C) of Regulation S-K is also applicable to Form 8-K pursuant to instruction 2 of Item 2.02 of Form 8-K. Asserting that "restaurant-level operating profit" is useful in comparison with other companies or that other companies exclude depreciation and amortization from non-GAAP

measures does not satisfy this condition. It appears to us that your response provides examples of how management uses "restaurant-level operating profit" rather than reasoning as to why the measure is meaningful to investors in satisfaction of Item 10(e)(1)(i)(C) of Regulation S-K. Also, it is not clear to us why you would exclude certain amounts not controllable by the restaurants in deriving "restaurant-level operating profit" but not other seemingly noncontrollable amounts as well. For example, from your response to our prior comment number 10 and disclosure in your Form 10-K it appears that amounts associated with centralized functions, such as favorable food and other inventory vendor contracting, products and product delivery, quality and food handling standards, menu items, advertising, and financial and accounting systems, would also not be controllable by the restaurants but are not eliminated. Further, it is not clear to us why exclusion of a material component of your operating expenses represented by depreciation and amortization, as well as applicable repair and maintenance, associated with property and equipment and amortizable intangible assets that appear to be significant to your ability to generate revenue would be useful to investors' understanding of your results. Therefore, please discontinue the use of this non-GAAP measure.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief